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May 15, 2017

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Holding Company Limited
Registration Statement on Form S-4
Filed April 11, 2017
File No. 333-217256

Dear Ms. Mills-Apenteng:

On behalf of Capitol Acquisition Holding Company Limited (“Holdings”), we respond as follows to the Staff’s comment letter, dated May 8, 2017, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Edwin Kim.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdings’ response to each comment immediately thereafter.

General

1.	In a prominent place in your registration statement, please include a clear statement that Capitol Acquisition Holding Co. Ltd. ("Holdings") will change its name to Cision Ltd. upon the close of the merger and the listing of its ordinary shares and warrants on the New York Stock Exchange.

We have revised the disclosure on the cover page of the prospectus of the Registration Statement as requested.

Securities and Exchange Commission

May 15, 2017

2.	Please consider including a pre- and post-merger entity organization chart to add clarity for investors.

We have included a pre- and post-merger entity organization chart on page 11 of the Registration Statement as requested.

3.	Regarding your Charter Proposals, it appears that Capitol Acquisition Corp. III ("Capitol") stockholders are voting to "approve material differences" between the charter documents of Holdings that will be in effect after the merger and Capitol's current charter documents, but not to approve or effect changes to either entity's charter documents. Please revise to clarify that the Charter Proposals do not involve Capitol's public stockholders' approving Holdings' articles of association or changes to Capitol's corporate governing documents or advise.

We have revised the disclosure on pages 1, 12 and 92 of the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus, page 9

4.	Please include Cision Owner as a party to the merger transaction.

We have revised the disclosure on page 10 of the Registration Statement as requested.

The Business Combination Proposal

Background of the Transactions, page 58

5.	Please revise to clarify your relationship with PJT Partners including, specifically, whether PJT Partners served as a financial advisor to Capitol.

We have revised the disclosure on page 60 of the Registration Statement as requested to clarify that PJT Partners served as a financial advisor to Canyon Holdings S.a r.l. (“Cision” or the “Company”).

6.	You state that the transaction structure considerations were reviewed on several occasions. Please revise to clarify whether there were any discussions or negotiations specifically involving structuring the post-merger public entity as a Cayman Islands exempted company. It is not clear which party proposed this corporate structure or how the Capitol board viewed the change from a Delaware corporate entity.

We have revised the disclosure on pages 63 and 64 of the Registration Statement as requested.

Capitol's Board of Directors' Reasons for Approval of the Transactions, page 63

7.	Please revise to clarify what you mean by "further capital structure optimization" in the first bullet point on page 65.

We have revised the disclosure on page 66 of the Registration Statement as requested.

Securities and Exchange Commission

May 15, 2017

Certain Forecasted Financial Information for Cision, page 65

8.	Please revise to disclose the assumptions which, in management's opinion, are most significant to your forecasts or are the key factors upon which the financial results of the enterprise depend in order to provide a framework for analysis of these forecasts. In addition, explain why you believe the assumptions relied upon are reasonable and supportable. See Item 10(b) of Regulation S-K.

We have revised the disclosure on pages 66 and 67 of the Registration Statement as requested.

9.	We note that you provide financial forecasts for certain non-GAAP financial measures including Adjusted EBITDA and Unlevered Free Cash Flow. Please revise your disclosures to include reconciliations to the most comparable forecasted GAAP measures. We refer you to Item 10(e)(1)(i) of Regulation S-K. In addition, forecasts or projections of revenues, net income (loss) and earnings (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends. We refer you to Item 10(b)(2) of Regulation S-K.

The Company respectfully advises the Staff that it does not provide GAAP financial measures on a forward-looking basis because the Company is unable to predict with reasonable certainty factors such as future changes in interest rates, changes in the Company’s effective income tax rate, the future impact of unusual gains and losses, restructuring, acquisition and integration-related costs and stock-based compensation due to the timing of future awards, without unreasonable effort. These items are uncertain and depend on various factors, and so this reconciliation has not been provided. These items and factors could be material to the Company’s results computed in accordance with GAAP. In addition to the foregoing, net income (loss) and earnings (loss) per share were not key elements considered by the Capitol board in its evaluation of the transaction. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment but have added this disclosure as a footnote to the table on page 68 of the Registration Statement.

10.	In light of the prominent role the non-GAAP financial measures of Adjusted EBITDA and Unlevered Free Cash Flow played in the Capitol board's analysis of Cision's valuation, please consider providing actual results for Adjusted EBITDA and Unlevered Free Cash Flow for historic periods in the Cision Management's Discussion and Analysis section.

With respect to the Adjusted EBITDA referenced in the Staff’s comment, we have revised the disclosure on pages 139 and 140 of the Registration Statement in the Cision’s Management’s Discussion and Analysis section to include a reconciliation from net income (loss) to Adjusted EBITDA for historic periods.

Securities and Exchange Commission

May 15, 2017

For the purposes of the Unlevered Cash Flow data used in the financial forecasts on page 67 of the Registration Statement, this can be easily calculated by taking historic Adjusted EBITDA less capital expenditures, which include purchases of property and equipment and software development costs from the statement of cash flows. This data was created specifically for the Capitol board at their request, in conjunction with the proposed transaction. Cision management has not used, and in future does not plan to use or disclose, Unlevered Free Cash Flow as a performance metric and, accordingly management respectfully believes that this metric is not necessary for the historic periods in Management's Discussion and Analysis

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet, page 84

11.	Please clarify the disclosures in adjustment (8) to indicate that the CPECs will be included as part of the recapitalization.

We have revised the disclosure on page 87 of the Registration Statement as requested.

12.	We note from your subsequent event disclosures on page F-54 that you entered into a definitive agreement to acquire Bulletin Intelligence, LLC, Bulletin News Network, LLC, and Bulletin News Investment, LLC for a purchase price of approximately $57.0 million, exclusive of additional contingent consideration that can be earned by the sellers during the calendar years ending December 31, 2017 and December 31, 2018. We further note that you sold substantially all of the assets of your Vintage corporate filings business for approximately $26.0 million in cash. Please explain your consideration of including these transactions in your pro forma financial statements.

The Company respectfully advises the Staff that the investment in Bulletin Intelligence in March 2017 (i.e., purchase price of $71.8 million) represented 4.0% of total assets as of March 31, 2017. The total assets of Bulletin Intelligence and the Vintage corporate filing business represented 1.0% and 1.3% of total assets as of March 31, 2017, respectively. On a pro forma basis, the pre-tax income of Bulletin Intelligence represented approximately 4.5% of the pre-tax loss for the period ended December 31, 2016 and 3.3% of the pre-tax loss for the three months ended March 31, 2017. Pre-tax income of Vintage represented 1.4% and 0.9% of pre-tax income for the year ended December 31, 2016 and three months ended March 31, 2016, respectively.

Securities and Exchange Commission

May 15, 2017

Based on the above quantitative considerations, the Company did not consider the acquisition or disposal to be material to the users’ understanding of the financial statements, either individually or in the aggregate, and therefore the pro forma financial information described by ASC 805-10-50-3 was not required and the related adjustments to the Article 11 pro forma financial information was excluded from the filing. Additionally, the Company determined that there were no significant qualitative reasons that would require the pro forma results of the acquisition or disposal, or both, to be included.

13.	Please revise your disclosures in pro forma adjustments 3, 4 and 5 to describe in greater detail the repayment of loans from the Capitol Sponsors, including loans subsequent to December 31, 2016, and certain other fees and expenses in connection with the Transaction.

We have revised the disclosure on page 87 of the Registration Statement as requested.

14.	We note from your disclosures beginning on page F-43 that there are outstanding Class C Units and $11.9 million of remaining unrecognized compensation expense related to the Class C Units as of December 31, 2016. Please explain how you plan to account for the outstanding Class C Units and unrecognized compensation expense in connection with the transaction. Please explain whether your pro forma financial statements include any adjustments related to the Class C Units.

The Company advises the Staff that the Class C Units are membership interests in Canyon Holdings Cayman, L.P., Cision’s parent (“Parent”).  The planned recapitalization of the Company through its merger with Capitol Acquisition Corp. III will result in the exchange of Class C Units for vested and unvested, where applicable, common stock of Holdings. As the recapitalization does not constitute a change in control of the Company, there will be no requirement for purchase accounting and there will be no change in the existing vesting schedule(s) or value of the awards. Equity-based compensation expense will continue to be recognized in the post-combination period, based on the corresponding remaining vesting period(s).  As a result, no adjustment has been made in the pro forma financial statements related to the continued recognition of equity-based compensation expense related to the Class C Units.

Business of Cision, page 120

15.	You disclose on page 120 that your cloud-based platform "C3" was introduced in October 2016. C3 appears to be your primary platform for delivering your products and services to your customers; however, on page 123, you disclose that Cision's products are also available as individual solutions and PR Newswire's services are "increasingly sold on a subscription basis as a part of C3." Please revise to describe the size and scope of your operations and revenue that are generated outside of the C3 platform. In this regard, it is unclear whether you generate a substantial majority of your revenue via the C3 platform.

The Company has revised the disclosure on page 127 of the Registration Statement as requested.

Securities and Exchange Commission

May 15, 2017

Cision's Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Impacting Our Results, page 133

16.	We note from your disclosures on page 32 that a substantial portion of your revenue is derived from subscription or recurring revenue streams. We further note from your disclosures on page 126 that Cision believes that it will be able to increase its subscription renewal rates over time. Please revise your disclosures to discuss your key performance indicators, such as the number subscribers, the subscriber retention rates and the average revenue per subscriber for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. In addition, ensure that material changes and/or trends in these metrics are addressed in your discussion of results of operations for revenue to the extent that you have not already done so. We refer you to Section III.B of SEC Interpretive Release No. 33-8350 and Instruction 1 to Item 303(a) of Regulation S-K.

The Company advises the Staff that it currently utilizes revenue and Adjusted EBITDA, a non-GAAP financial measure, as the two principal financial measures to track and assess performance. These measures have been made available to investors of the Company. As a result of factors described in the following paragraph, the Company does not currently or consistently utilize any other business metrics (key performance indicators “KPIs”) in assessing business performance.  The Company acknowledges that the KPIs referenced as examples by the Staff (including number of subscribers, subscriber retention rates and average revenue per subscriber) are typically used by companies in this industry, and is aware therefore that there may be a market expectation of similar measures.  The Company, however, respectfully submits that such KPIs are either not calculated, or where calculated, are not consistently used by management in evaluation of the Company’s performance.  The measures of revenue and Adjusted EBITDA are the measures utilized by management to assess performance and therefore provide a meaningful understanding of the Company’s performance for management and investors. The Company respectfully advises the Staff that the current absence of a uniform set of KPIs does not impair management’s ability to make references in the Registration Statement of the desire to improve operational fundamentals such as number of customers, customer retention and revenue per customer.

The Company is in the process of an operational, technological and financial integration effort for all recently combined businesses, and in particular with respect to the large strategic acquisition of PR Newswire in mid-2016, where one of the objectives is the determination of what the most relevant KPIs to stakeholders will be for the fully integrated business.  The nature and timing of these performance measures will also depend on the Company’s ability to quickly migrate customers from legacy platforms, where KPIs may have been different, onto the C3 platform. When such integration and implementation is complete and such measures are available and utilized by management, these will be included in future filings.  The Company does not have specific timing of when this integration effort will be complete or when such additional business metrics may become available.

Securities and Exchange Commission

May 15, 2017

The Company has revised its disclosure on page 130 of the Registration Statement to remove the reference to subscription renewal rates and reiterate that the measures currently utilized consistently by management to assess the Company’s performance comprise revenue and Adjusted EBITDA, which are measures discussed within Management’s Discussion and Analysis. The Company respectfully advises the Staff that it considers the additional description provided around revenue and Adjusted EBITDA in the revised filing as requested by the Staff to be sufficient for a meaningful understanding of the business by investors.

Results of Operations, page 134

17.	We note from your disclosures beginning on page 125 that you plan to drive growth though the following key strategies including acquiring new customers, continuing to develop innovative products and features, increasing revenue from existing customers, and expanding into new geographies and market segments. We further note disclosures on page 135 that indicate that the increase in your fiscal 2016 revenues was offset partially due to net customer losses and lowered prices on certain renewed contracts resulting from price competition. Please revise your disclosures to quantify the extent to which increases/decreases in new customers, existing customers, prices, the introduction of the new products such as the C3 platform, and expansion into new geographies and market segments contributed to the changes in revenues and gross profit margin and/or operating profit. We refer you to Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K.

The Company has revised its disclosure on pages 140 and 142 of the Registration Statement as requested.

18.	Please revise your MD&A disclosures on page 137 to explain in greater detail why the acquisition of PR Newswire resulted in a significant income tax benefit for the year ended December 31, 2016. Clarify your disclosures that indicate the income tax benefit was primarily driven by a decrease in your taxable income across a number of foreign jurisdictions. In this respect, your disclosures on page F-47 appear to indicate that income tax benefit was primarily attributable to federal and state deferred income taxes.

The Company has revised the disclosure on page 143 of the Registration Statement as requested.

Securities and Exchange Commission

May 15, 2017

19.	You disclose on page 135 that your revenue increased by 40.1% in fiscal year 2016 from the prior fiscal year, primarily through the acquisition of PR Newswire, which contributed $165.1 million to Cision's total revenue for fiscal year 2016. Please revise to describe the revenue trends as to Cision's legacy operations and whether the PR Newswire business continued to incur revenue declines in the year ended December 31, 2016 as it did in the previous fiscal year.

The Company has revised the disclosure on pages 140 and 142 of the Registration Statement as requested. The Company also respectfully advises the Staff that PR Newswire revenue data for 2015 is not presented in Cision’s Management’s Discussion and Analysis, as the business was only acquired in June 2016. The Company has clarified that any revenue from PR Newswire for 2016 was generated following its acquisition in that year.

Liquidity and Capital Resources, page 139

20.	Please revise to explain in greater detail why you believe based on the terms of your Credit Facilities and your current operations and expectations for continued growth that cash generated from operating activities, together with available borrowings under your First Lien Credit Facility, will be adequate to meet your current and expected operating, capital investment, acquisition financing and debt service obligations for the next twelve months. An enhanced discussion of why you believe you have sufficient capital resources to meet your liquidity needs in both the short-term and long-term appears necessary considering your negative working capital positon, current and long-term debt obligations, current available borrowing capacity under the revolving credit facility and the uncertainties related to your operating cash flows. We refer you to Item 303(a) of Regulation S-K and SEC Release 33-8350.

The Company has revised the disclosure in the Registration Statement on page 146 as requested.

21.	We note from your disclosures on page F-49 that the amount of undistributed earnings in foreign subsidiaries upon which income taxes have not been provided is approximately $28.5 million as of December 31, 2016. Please revise your disclosures to indicate the amount of cash and investments held outside of the United States. In addition, please revise your liquidity disclosures to address the potential tax implications of repatriation.

The Company has revised the disclosure on pages 147 and F-76 of the Registration Statement as requested.

Securities and Exchange Commission

May 15, 2017

22.	We note from your disclosures on page 40 that as a holding company you depend on cash flow from your subsidiaries to meet your obligations, and any restrictions on your subsidiaries' ability to pay dividends or make other payments to you may have a material adverse effect on your results of operations and financial condition. Tell us whether your debt obligations also restrict your subsidiaries from paying dividends to you. Please revise your liquidity disclosure to describe these restrictions and how such restrictions could materially and adversely affect your liquidity and ability to fund operations.

The Company has (1) revised the risk factor on page 41 of the Registration Statement to clarify that the debt obligations of Cision’s subsidiaries may restrict them from distributing cash to Cision impacting Cision’s ability to declare dividends in the future and (2) revised the section entitled “Cision’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” to describe restrictions on the subsidiaries’ ability to pay dividends to Cision due to the limitations of the first lien and second lien credit agreements as requested.

23.	Your discussion of cash flows from operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows. We refer you to Section IV.B of SEC Release 33-8350.

The Company has revised the disclosure on pages 149 and 150 of the Registration Statement as requested.

24.	Please file your debt agreements related to your First Lien Credit Facility and Second Lien Credit Facility.

The Company has filed the First Lien Credit Agreement, the Incremental Amendment to the First Lien Credit Agreement and the Second Lien Credit Agreement as Exhibits 10.20, 10.21 and 10.22, respectively, as requested.

Contractual Obligations, page 143

25.	Please clarify whether the contractual obligations table includes your expected cash payments for interest based on the applicable interest rates and amounts of long-term debt outstanding as of December 31, 2016. Since your payments of interest appear to be material to your cash flows, we believe you should include scheduled and/or expected interest payments in the table. Where interest rates are variable and unknown, you may determine the appropriate methodology to estimate the interest payments with disclosure of the methodology used in your estimate.

The Company has revised its contractual obligations table on page 151 of the Registration Statement to include the interest payments associated with its long term debt outstanding as of December 31, 2016. For the outstanding debt, the Company has calculated expected interest payments by applying the applicable interest rates as of December 31, 2016 to all future expected payments.  The applicable interest rates at December 31, 2016 for the Revolving Credit Facility borrowings, First Lien Term Loan Facility and Second Lien Credit Facility are 6.7%, 7.0% and 10.5%, respectively.

Securities and Exchange Commission

May 15, 2017

The Company has also included the following footnote on page 151 of the Registration Statement with respect to timing of interest payments and the related applied interest rate:

(d) Interest on variable rate long-term debt obligations is calculated based on debt outstanding and interest rates in effect on December 31, 2016, taking into account scheduled maturities and amortizations. The applied interest rates for the Revolving Credit Facility borrowings, First Lien Term Loan Facility and Second Lien Credit Facility at December 31, 2016 are 6.7%, 7.0% and 10.5%, respectively.

Summary of Critical Accounting Policies

Goodwill Impairment, page 144

26.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please disclose the following:

•	percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
•	the amount of goodwill allocated to the reporting unit;
•	description of the methods and key assumptions used and how the key assumptions were determined;
•	discussion of the degree of uncertainty associated with the key assumptions; and
•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. We refer you to Section V of SEC Release No. 33-8350.

The Company has revised the disclosure on page F-48 of the Registration Statement as requested. The Company supplementally advises the Staff that, in future filings, to the extent that the estimated fair value of any reporting unit does not substantially exceed its carrying value, the Company will provide appropriate early warning disclosure in accordance with Item 303 of Regulation S-K and Section 501.14 of the SEC’s Codification of Financial Reporting Policies and in recognition of the Staff’s comments noted above.

Securities and Exchange Commission

May 15, 2017

Beneficial Owners of Securities, page 149

27.	In note (7), you disclose that Messrs. Akeroyd, Granat, Jones, Pearlstein, and Thompson are investors in Cision Owner, but they do not have direct or indirect voting power with respect to the ordinary shares of Cision held by Cision Owner. Please clarify whether any of these officers or directors beneficially owns a controlling interest in Cision Owner.

The Company has revised the disclosure in footnote (7) of page 160 of the Registration Statement to clarify that none of Messrs. Akeroyd, Granat, Pearlstein or Thompson have a controlling interest in Cision Owner as requested.

28.	Please revise to identify the individuals on the three-member board of directors of GTCR Investment X AIV Ltd. described in note (8).

The Company has revised the disclosure in footnote (8) of page 160 of the Registration Statement to identify the members of the board of directors of GTCR Investment X AIV Ltd. as requested.

Price Range of Capitol Securities and Dividends, page 166

29.	On page 166, you state that there were six record holders of Cision's ordinary shares as of March 19, 2017. Please clarify the percentage of Cision that is beneficially owned by Cision Owner.

The Company advises the Staff that Cision Owner will beneficially own 100% of Cision immediately prior to the completion of the Transactions (as defined in the Registration Statement). The five registered holders of ordinary shares of Cision other than Cision Owner are wholly-owned subsidiaries of Cision Owner that have only nominal interests in the ordinary shares of Cision and do not have the power to vote or dispose of such equity. Prior to the closing of the Transactions, the wholly-owned subsidiaries will be liquidated.

Financial Statements

Capital Acquisition Corp. III

Note 3. Initial Public Offering and Founders' Warrants, page F-11

30.	We note from your disclosures that were 24,500,000 Warrants outstanding, which include 8,250,000 Founders' Warrants as of December 31, 2016. We further note that the Cision Owner will receive warrants to purchase 2,000,000 ordinary shares as part of the Merger Agreement. Please tell us whether the terms of the warrants allow for net-cash settlement.

The Company advises the Staff that the warrants of Capitol Acquisition Corp. III and Cision Owner do not allow for net-cash settlement under any circumstances.

Securities and Exchange Commission

May 15, 2017

Canyon Holdings S.a.r.l. and its Subsidiaries

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-24

31.	Please clarify the nature of your upfront fees when you do charge customers an up-front fee for use of the technology. Tell us whether you provide implementation services and if so, whether the implementation services or upfront fees have standalone value. Please tell us what consideration was given to recognizing these upfront services over the estimated customer life. We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

The Company advises the Staff that it does not charge up-front fees for the use of the technology. The Company has revised its disclosure in Note 2 to the consolidated financial statements to remove the word “typically” from its disclosure of the extent of up-front fees for use of the technology. In addition, implementation activities were insignificant for all years presented, and the Company does not charge customers a separate fee for these activities.

32.	We note that various discounts are offered on your different service offerings. Please explain how you account for any discounts, price concessions or pricing incentives. Cite the specific accounting guidance that you relied upon.

The Company has addressed this question in conjunction with the response to Comment 33 below.

33.	We note that you are unable to establish VSOE or TPE for the elements of your arrangements due to factors such as a high number of varied service offerings sold on a subscription basis to differing customer concentrations as well as varied discounting practices and unobservable competitive data for similar services. In light of your highly varied service offerings, please describe for us how you determine that each element in your multiple element arrangements has stand-alone value. We refer you to ASC 605-25-25-5.

As described in Note 2 to the financial statements, the volume of multiple element arrangements sold by the Company, in which any element of the arrangement has a revenue attribution pattern different to the other elements was not significant for all years presented. The majority of the Company’s revenue is derived either from the sale of (i) single element annual, or multiyear, subscription arrangements, (ii) multiple coterminous subscription arrangements for different subscription service offerings with the same customer, (iii) an order for a defined number of homogeneous deliverables, such as an order to distribute a set number of news releases, email distributions or XBRL filings, or (iv) single element orders for individual news releases or email distributions.

Securities and Exchange Commission

May 15, 2017

The definition of “stand-alone value” in ASC 605-25-25-5 is that an item is, or is capable of being, sold separately. The activities described are all sold separately to customers, and are capable of being sold separately. None of the services sold by the Company is essential to the functionality of any other service. Bundles of services, such as the coterminous subscription arrangements described above, are often sold together because market conditions permit the customer to purchase the services in a bundle, as opposed to the functionality of one service being connected to the other. The Company does not charge up-front fees for use of the technology or for implementation services.

Discounts are sometimes offered to customers at the time of contract negotiation. The Company does not offer price concessions after contract execution, future discounts or have volume pricing arrangements. For single element arrangements, the discount is applied at the point of revenue recognition. For subscription arrangements sold on a stand alone basis, or in a bundle with the same contract term, any discount inherent in the arrangement is inherently applied evenly across the term of the arrangement. The same is true for arrangements to purchase a fixed number of homogeneous deliverables. As described above, the volume of multiple element arrangements sold by the Company in which any element of the arrangement has a revenue attribution pattern different to the other elements, was not significant for all years presented.

As described in Note 2 to the consolidated financial statements, where different services with differing revenue attribution patterns are sold in a bundle, the Company performs an analysis to ensure that the revenue recognized for each element as it is delivered approximates the Company’s best estimate of selling price as if the element were sold on a stand-alone basis. The Company analyzes its estimates of stand-alone selling price for the applicable service offerings by analyzing multiple factors such as the price charged when the service is sold separately and historical pricing trends, customer renewal activity and discounting practices.  For each year presented, the results of this analysis has confirmed that the revenue recognized for each element in a multiple element arrangement has approximated the best estimate of selling price for that element. As a result, discounts inherent in multiple element arrangements are allocated to each deliverable in the arrangement based on the relative estimate of selling price of each deliverable in accordance with ASC 605-25-25-5.

34.	Please clarify whether customers are allotted a predetermined number of service units under your news distribution subscription arrangements.

The Company’s news distribution subscription arrangements provide the customer with either (i) an unlimited number of news releases throughout the term of the subscription or (ii) a capped number of news releases during the subscription term. In either case, the annual subscription fee is nonrefundable, regardless of the actual number of news releases distributed and the revenue is recognized ratably by the Company over the subscription term.

Securities and Exchange Commission

May 15, 2017

To further support the ratable revenue recognition method, as opposed to when the units are delivered, in the cases where the subscription arrangements prescribe for a cap on the number of news releases to be distributed, the Company performs a quarterly analysis which demonstrates that customers actually consume significantly less news releases than the maximum cap permitted during the subscription term. This supports management’s view that the arrangement can be viewed in the same way as one where the access to news releases is unlimited throughout the subscription term. A contributing factor to this is that the Company has observed that a major objective of its customers is for them to only have to make one buying decision, at the start of a subscription term, with respect to the purchase of news releases.  As a result, the Company and the customer typically set the cap at a quantity of news releases which significantly exceeds the expected number of service units during the subscription term.

Equity-Based Compensation and Profits Interests, page F-25

35.	Please revise to describe how you determine the significant assumptions used to estimate the fair value of the Class C Unit awards under your share-based compensation arrangements. In this respect, you disclosures should describe how you determine the participation threshold, volatility, expected life, risk-free interest rate and dividend yield. We refer you to ASC 718-10-50-2.

The Company has revised the disclosure on pages F-51 and F-52 of the Registration Statement as requested.

Convertible Preferred Equity Certificates, page F-26

36.	Please clarify your disclosure that indicate the CPECs can be converted by the Parent to Class V shares of the Company at any time at a conversion price equal to the fair value of the Company's Class V shares on the date of issuance by the Parent. In this respect, explain whether the conversion price is equal to the fair value of the Class V shares on the date of conversion or the date the CPECs were issued by the Parent. In addition, revise to disclose the conversion price for each period presented.

The Company has revised and clarified the disclosure on page F-52 of the Registration Statement in respect of the conversion rights of the holders of the Company’s outstanding CPECs for all periods presented as requested

The Company supplementally advises the Staff that, as described in Note 8 to the consolidated financial statements, for all years presented the Company’s Parent holds substantially all of the economic returns associated with all classes of outstanding share capital of the Company. The economic returns of third parties is restricted to the nominal, or par, value of the Class C-2 shares multiplied by LIBOR plus 2%. The Company therefore considers the conversion rights associated with the CPECs to be economically non substantive. The economic value to the Parent of holding the CPECs consists of the Parent’s right to put the CPECs back to the Company for cash plus an accrued yield, rather than the right to convert.

37.	Please explain why the Parent waived its right to put the CPECs for at least twelve months from the date of issuance of the financial statements.

Securities and Exchange Commission

May 15, 2017

The Company advises the Staff that, as described in Note 2 to the consolidated financial statements, the CPECs are contractually puttable to the Company for cash at any time by the Parent. As a result the CPECs are required to be shown as a short term liability on the consolidated balance sheets, regardless of the absence of an intent by the Parent to put the CPECs back to the Company in the short term. The intention of using CPECs as an investment vehicle is to provide long term investment funding to the Company which, in turn, enables the Company and its operating subsidiaries to use the cash raised to fund operations and working capital requirements, complete business combinations, and service interest payments on debt, as described in the Company’s response to the Staff’s Comment 20 above.

As a result of the requirement to disclose the CPECs as current liabilities, which presentation is inconsistent with the underlying economical intent of the Parent, the Company obtained the waiver from its Parent to memorialize the Parent’s absence of an intent to put the CPECs back to the Company for cash in the next twelve months, and thus allow the Company to continue using the investment cash provided to fund ongoing operations and working capital requirements and debt repayments.

Net Loss per Share, page F-26

38.	Please explain whether the CPECs are considered participating securities based on their respective rights to receive dividends and contractual obligation to participate in the net losses of the Company.

The Company advises the Staff that the CPECs are not participating securities. The CPECs do not have the right to receive dividends and there is no obligation on behalf of the holder of the CPECs to either fund the losses of the Company, or reduce their liquidation preference for such losses.

Note 3. Business Combinations, Dispositions, and Non-Controlling Interests, page F-30

39.	Please revise to disclose the percentage of voting equity interests acquired and the primary reasons for each of the acquisitions. We refer you to ASC 805-10-50-2.

The Company has revised its disclosures in Note 3 on pages F-56 through F-61 of the Registration Statement to include the percentage voting equity interests acquired and to provide the primary reason for each of the acquisitions.

Securities and Exchange Commission

May 15, 2017

Note 7. Debt and Convertible Preferred Equity Certificates, page F-38

40.	We note that the applicable interest rate was 7.0% and 10.5% under the 2016 First Lien Credit Agreement and 2016 Second Lien Credit Agreement as of December 31, 2016. Please revise to disclose when you are required to make interest payments under the 2016 First Lien Credit Agreement and 2016 Second Lien Credit Agreement.

The Company has revised its disclosure in Note 7 on page F-66 of the Registration Statement as requested.

41.	Please revise to disclose when you will be required to make principal payments on the 2016 Second Lien Credit Agreement.

The Company has revised its disclosure in Note 7 on page F-66 of the Registration Statement as requested.

42.	We note that the 2016 First Lien Credit Agreement and 2016 Second Lien Credit Agreement contain certain restrictive covenants including, among others, requirements of the Company's net leverage ratio exceeding certain ratios quarterly related to operating results and net leverage. Please revise to explain the restrictive covenants in greater detail and how they are calculated including the net leverage ratio.

The Company has revised its disclosure on pages F-66 and F-67 of the Registration Statement as requested.

Convertible Preferred Equity Certificates, page F-41

43.	Please clarify your disclosures that indicate the fair value of the CPECs approximate their carrying value due to the contractual put right held by the Parent. Please revise to clarify how you determine the fair value of the CPECs each period.

The Company has addressed this question in conjunction with the response to the Staff’s Comment 44 below.

44.	Please clarify your disclosures that indicate a total of $40 million CPECs with fair value of $29.5 million were issued to the Parent for no cash consideration during the year ended December 31, 2016. In lieu of cash consideration, revise to indicate the nature and terms of other consideration tendered. In this respect, explain whether $40 million represents the carrying value or the number of CPECs issued for no cash consideration. In addition, provide us with your calculation of the yield accreted for each period presented.

The Company advises the Staff that the Company’s prior disclosure in Note 8 to the consolidated financial statements was not intended to suggest that the CPECs issued in connection with the PR Newswire acquisition had a fair value of $29.5 million. The intent was to describe that it was the $40 million of Class A Units issued by the Company’s Parent to the sellers of PR Newswire, as consideration for a net assets of PR Newswire with a fair value of $29.5 million that had a fair value of $29.5 million. The Class A Units are not redeemable by the holder until a major liquidity event occurs. The fair value of the Class A Units issued by the Parent and the fair value of the net assets acquired were both determined with the assistance of the Company’s third party valuation expert. The assets of PR Newswire acquired were then contributed to the Company in exchange for CPECs with a redemption value of $40 million. The CPEC’s are contractually puttable by the Parent at any time. As a result of this put right in the CPECs, a feature not present in the Series A Units issued by the Parent, immediate accretion of this $10.5 million discount was required, regardless of the intent of the Parent to not put the CPECs to the Company for cash within the next year

Securities and Exchange Commission

May 15, 2017

As a result, the Company has revised and clarified its disclosure on page F-68 of the Registration Statement.

The Company advises the Staff that, the contractual yield of 1% of the CPECs, in combination with the contractual right of the holder to put the CPECs back to the Company for cash, results in a reasonable conclusion that the carrying value of the CPECs approximates their fair value for all periods presented. A 1% yield is considered to approximate fair value for a security that is immediately puttable.

In addition to the one time immediate $10.5 million accretion described above, the calculation of the CPEC yield is performed by the Company in accordance with their terms which require a yield equal to interest of 1% per annum of the outstanding CPEC principal balance, adjusted for partial years where appropriate as summarized for each year presented below (note for ease of presentation, the Company has included the average CPEC balance for each year, however the actual calculation which forms the basis of the yield calculation for the consolidated financial statements is performed based upon the actual number of days that each tranche of CPEC is outstanding):

	Average CPEC principal balance outstanding ($m)	Calculated yield at 1% ($’000)
Period from Inception to December 31, 2014	1,457	1,457
Year ended December 31, 2015	2,583	2,583
Year ended December 31, 2016	3,434	3,434

Securities and Exchange Commission

May 15, 2017

Note 12. Income Taxes, page F-47

45.	We note that you have not provided for income taxes on the undistributed earnings of foreign subsidiaries as they are considered to be permanently reinvested. Please tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

The Company advises the Staff that the $28.5 million of undistributed earnings referenced in the disclosure is principally attributable to the Parent’s European subsidiaries, which are not owned by the US entity. The European subsidiaries can generally distribute the earnings to the Parent with no additional taxation.  The US entity, which has no earnings and profits, does own Canadian subsidiaries, therefore distributions from the Parent’s Canadian subsidiary would be taxable in the US, however the additional taxes due would be immaterial.  The Company has amended the disclosure in Note 12 on page F-76 of the Registration Statement to reflect the foregoing.

Note 13. Earnings Per Share, page F-49

46.	Please revise to clarify how you allocate the net loss between the Class B-1, Class C-1 and Class V shares in fiscal 2016 and 2015.

The Company has supplemented its existing disclosure in Note 13 on pages F-77 and F-78 of the Registration Statement to explain how the losses were allocated between the Class B-1 and Class C-1 and Class V shares, which are all owned by the Company’s Parent, as requested.

Note 15. Commitments and Contingencies, page F-51

47.	We note from your disclosures on page F-52 that in the opinion of management based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably. Please revise your disclosures to discuss whether you believe whether such matters would have a material impact on your cash flows if disposed of unfavorably.

The Company has revised its Litigation and Claims disclosure in Note 15 on page F-80 of the Registration Statement as requested.

Securities and Exchange Commission

May 15, 2017

Note 16. Segment and Geographic Information, page F-52

48.	We note that you report one operating segment. Provide us with a detailed analysis of how you considered the guidance in paragraphs 1 through 9 of ASC 280-10-50 and the aggregation criteria outlined in ASC 280-10-50-11. Additionally, provide us with the following information with respect to your organization and lines of business.

•	Describe for us the company's internal management reporting process, including organization and reporting structure;
•	Describe the basis for determining your chief executive officer is the chief operating decision maker ("CODM");
•	Identify any segment managers and describe their responsibilities;
•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,
•	Describe how performance of the different lines of businesses is evaluated;
•	Describe how performance of senior managers within the different lines of business is evaluated, including consideration of compensation and performance bonuses;
•	Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization; and
•	Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment.

The Company has considered ASC paragraphs 280-10-50-1 through 280-10-50-9 and the aggregation criteria outlined in ASC 280-10-50-11 in its analysis of operating segments. Based upon consideration of this guidance and analysis of the Company’s facts and circumstances, the Company respectfully advises the Staff that it has concluded that it should aggregate its operating segments into one reportable segment.

The Company was formed effective with the acquisition of Cision in April 2014. Following the formation of Cision (effective April 14, 2014), the Company has been highly acquisitive and completed several additional significant acquisitions, including the acquisitions of (1) Vocus, Inc. (“Vocus”) on May 30, 2014 for $454.7 million in cash, (2) Discovery Group Holdings Ltd. (“Gorkana”) on October 21, 2014 for $268.9 million in cash and (3) PR Newswire (“PRN”) on June 16, 2016 for approximately $850 million in cash and stock.

As a result of the volume and size of the recent acquisitions, the recent historical financial performance of the Company has been adversely impacted through integration efforts, restructuring and attempts to achieve significant synergies. These impacts have been direct, that is, through incurring significant third party expenses and also indirectly through the temporary loss of customers during technology migration and disruption in the salesforce. Over this same period, the Company has undertaken substantial efforts to develop, through integration and further application development, a single enterprise cloud solution to be used by customers on a global basis. The Company expects technology convergence and customer migration onto its combined C3 platform by the end of 2017.

Securities and Exchange Commission

May 15, 2017

The short term goal (i.e., by December 31, 2017) of Cision is to continue to leverage off its prior acquisitions and develop a single cloud-based software architecture that is able to meet all of the PR (e.g., monitoring, analysis, database access, distribution) needs of CMO’s of small- and medium-sized to global business. Cision has leveraged the acquired technology that is able to be integrated with the existing technology platform of Cision. The launch of C3 in October 2016 (the Cision Communications Cloud), was the Company’s first version of a single cloud technology platform, available globally to all customers regardless of geography. Each of the Company’s acquisitions since 2014 was either a similar broad-based cloud company in the same marketing cloud ecosystem, or a point solution (such as press release distribution) that could be integrated into the same marketing cloud ecosystem to enhance customer value. The Company expects that future acquisitions will be similar in nature, and will add to the capabilities within the C3 platform, as opposed to creating any new vertical offerings within the organization. C3 incorporates Cision’s full suite of products, and meets all the needs of the PR and Marketing Professionals, which is Cision’s target customer.

With this frame of reference, the Company’s responses to the Staff’s specific requests follow.

Describe for us the company’s internal management reporting process, including organization and reporting structure;

Cision’s internal management reporting process consolidates individual country (i.e., US, Canada, France, etc.) financial information, including full P&L activity from revenue down to Adjusted EBITDA, which then rolls up into regionally reported information. Substantially all of the Company’s financial information is aggregated within three regional operations: Americas (which includes the United States), EMEA and APAC. Each regional operation has a President or equivalent, and each of them reports to the Chief Executive Officer. At December 31, 2016, the direct reports to the Chief Executive Officer (and what the Company believes to be the strongest indicator as to operating segments) and related responsibilities were as follows:

Securities and Exchange Commission

May 15, 2017

CEO/CODM Kevin Akeroyd

CEO/CODM Direct Report	Jason Edelboim	Jeremy Thompson	Yujie Chen	Geoff Alexander	Liam Power	Others

Operating Segment	Americas	Europe / EMEA	APAC	iContact	Vintage	N/A

Components	US, Canada, Latin American countries	European, Middle Eastern countries	Asia Pacific countries	N/A	N/A	N/A

The “Others” referred to in the right column of the above table represent the direct reports to the CODM at December 31, 2016 that support the entire business across regions and not within any particular vertical. These functions include product development, marketing, sales, and human resources and are considered to be horizontal functions and support all segments of the Company.

These “Others” are individuals responsible horizontally across the organization and include:

•	Jack Pearlstein – Chief Financial Officer,
•	Mark Jones – Chief Product Officer,
•	Chris Lynch – Chief Marketing Officer,
•	Paul Salay – Chief Commercial Officer,
•	Robert Coppola – CIO,
•	Sean O’Driscoll – Chief Strategy and Insights Officer, and
•	Whitney Benner – Chief Human Resources Officer

These functions support the Company’s overall operations and are not involved in allocating resources and assessing performance. As such, they do not factor into the determination of operating segments.

For context the relative forecasted revenue of each of the operating segments for 2017 is as follows (which factors in a full year of PR Newswire and the disposal of Vintage in March 2017 and the acquisition of Bulletin Intelligence):

Reporting Unit***	Revenue ($m)%
Americas (excluding iContact)	435	70
EMEA	123	20
iContact **	37	6
APAC	27	4
Total	622	100

Securities and Exchange Commission

May 15, 2017

** As part of ongoing integration efforts, in 2017 the iContact segment structure will change. This business will be migrated to form part of the Americas segment and its segment manager will no longer report to the CEO. He will report to the Americas segment manager.

*** The Vintage reporting unit is not shown in the above table as it was divested in March 2017. For 2016, Vintage’s revenue from the date of acquisition through December 31, 2016 were $12 million.

·              Describe the basis for determining your chief executive officer is the chief operating decision maker (“CODM”);

In determining the Company’s CODM, the Company considered several factors to assess the individual(s) responsible for assessing performance and allocating resources including the Company’s senior management structure and decision making authority, budgeting and forecasting process, and the Company’s technology integration roadmap and strategy development process. Chief Executive Officer Kevin Akeroyd (“KA”) is responsible for the Company budgeting process and approves all budgets including major capital expenditures, compensation, marketing spend and strategic decisions. See below for further explanation of the Company’s budgeting process.

KA reviews the operating results of the segments listed above on a monthly basis in order to make decisions about resource allocation and to assess performance. Performance against budget is also monitored in this manner. KA reviews the segment P&L information that is included in a monthly financial package. This information is used by the Company’s Chief Executive Officer to allocate resources across the segments as well as to assess performance. As a result the CODM is considered the Chief Executive Officer. KA. KA is responsible for allocating resources and assessing the performance of the business. He was hired in 2016 to execute the Company’s strategy and pursue the Company’s goal of becoming the leading global provider of cloud-based software, media intelligence and distribution services to the PR and communications industry. As he executes on the Company’s strategy, he acts as the sole chief operating decision maker.

.             Identify any segment managers and describe their responsibilities;

As discussed in ASC 280-10-50-7 and ASC 280-10-50-8, generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. Based on our review of the ASC 280-10-50-7 and ASC 280-10-50-8, the Company has determined that it has five segment managers consistent with the five operating segments determined above.

Securities and Exchange Commission

May 15, 2017

Segment Manager	Oversight Role
Jason Edelboim	Americas
Jeremy Thompson	Europe
Yujie Chen	Asia Pacific
Liam Power	Vintage(1)
Geoff Alexander	iContact

(1)	Divested in March 2017

Each of the Company’s five segment managers is responsible for managing a sales organization to reach revenue targets, managing a customer support organization to maintain client relationships, attracting and retaining key talent, and executing the operating plan approved by the CODM. They are all provided with responsibility for managing revenue and Adjusted EBITDA targets.

·           Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Initial budget targets are developed by the CEO, with assistance from the CFO. These initial budget targets, consisting primarily of revenue and adjusted EBITDA goals. The CEO and CFO look to prior year results, strategic and long term goals, and various market level data to develop the segment budget targets for revenue and adjusted EBITDA. The budgets are then distributed to our five operating segment managers and each of the Company’s support organization leaders that are direct reports to our CEO (the “Others” referenced above). These initial budget targets are then further developed into a detailed operating plan by each of the Company’s five operating segment managers and each of the Company’s support organization leaders that are direct reports to our CEO. Once complete, these detailed budgets are then reviewed by our CEO. Discussions follow between the Company’s CEO and each of the Company’s five operating segment managers and each of the Company’s support organization leaders that are direct reports to the Company’s CEO, to discuss the detailed budgets. Pursuant to these reviews, the Company’s CEO (CODM) then makes changes to the detailed budgets, to include changes in resource and capital allocation. Revisions are then made to the detailed budgets.

The final budget, consisting of the consolidated budget (with the regional forecasts as back up) is submitted to the Board for ratification. The Board, in fulfilling its fiduciary responsibilities asks questions and obtains responses from the CEO and ultimately ratifies the budget.

·            Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,

On a monthly basis, detailed financial results of operations are shared with the CODM (the Company’s CEO). These financial results are presented and compared to budget. Each month, the Company’s CEO / CODM, segment managers, and members of the finance organization participate in a financial and operational review call where budget to actual variances are discussed. Segment managers are responsible for explaining in detail the reasons for each budget variance and detail a plan to address the financial impact. The metrics consistently discussed in these meetings are revenue and Adjusted EBITDA as these are the only metrics that are included in the budget for these individuals and so are the only metrics against which they are evaluated.

Securities and Exchange Commission

May 15, 2017

·            Describe how performance of the different lines of businesses is evaluated;

To varying degrees, the individual performance of different product and service offerings are discussed and reviewed during the monthly financial and operational review call. However these discussions are only in the context of how they are contributing or otherwise to the segment in meeting its actual financial objectives, which are revenue and Adjusted EBITDA targets. The budget does not incorporate specific revenue targets for individual product and service offerings, or any other KPI for that matter, but instead provides targets for segment revenue and Adjusted EBITDA. The evaluation therefore, of individual product and service offerings is immaterial in the context of the assessment of segment performance. Segment performance is measured by revenue and Adjusted EBITDA targets only. Discussions with segment managers, and what these managers choose to highlight to the CEO as the drivers behind reasons for the actual performance against budget, is not a yet a uniform process across operating segments. The goals is to migrate to the C3 platform in servicing customers and to develop a uniform set of operating metrics at that point.

·             Describe how performance of senior managers within the different lines of business is evaluated, including consideration of compensation and performance bonuses;

In 2016, each of Jason Edelboim (Americas), Jeremy Thompson (EMEA), Yujie Chen (APAC), Geoff Alexander (iContact) and Liam Power (Vintage) were evaluated and compensated primarily on (1) corporate (consolidated) revenue and Adjusted EBITDA results, and (2) their individual operating segment’s revenue and Adjusted EBITDA results.

Securities and Exchange Commission

May 15, 2017

·              Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization

As a private equity backed company, financial information shared with the Board and other representatives of the private equity fund tends to be more detailed, the data available supporting the performance of the Company and its operations tends to be both diverse and disparate, and the information tends to be shared at many levels in the organization. In addition, due to the significant number of acquisitions completed over the last three years, the recent financial performance of the Company has been largely affected by integration efforts, restructuring and attempts to achieve significant synergies. At December 31, 2016 the CODM package contains the following information (presented in USD, constant currency and local currency – to include current year vs prior year vs budget):

•	Consolidated P&L;
•	Regional P&L - (1) Americas P&L, (2) EMEA P&L, (3) APAC P&L;
•	P&L by country for all countries;
•	P&L for the US segregated between Cision and iContact;
•	Elimination activity;
•	Revenue/Backlog/Bookings/ Deferred revenue by service offering;
•	Revenue and retention rates by customer type/sales manager/contract term – for certain components only;
•	Average selling price, new customer wins, recurring/non-recurring revenue – for certain components only; and
•	Headcount information.

Focus and priority is given primarily to revenue and Adjusted EBITDA within each P&L. Based upon this information, and a discussion of the information during a monthly review call between the Company’s CODM, the respective segment managers, and members of the finance organization, the Company’s CODM evaluates performance and makes determinations with respect to allocating resources. This allocation is done based on achievement of revenue and Adjusted EBITDA results only.

Securities and Exchange Commission

May 15, 2017

·           Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment.

Substantially all of Cision’s operations are managed within three regions, the Americas, EMEA, and APAC. Along with Vintage and iContact, which was acquired as part of the Vocus acquisition in 2014, the Company determined it has five operating segments. These operating segments were determined based on the criteria established in ASC 208-10-50-1. ASC 280-10-50-1 that define an operating segment as a component of a public entity that:

A.	Engages in a business activity from which it may earn revenue and incur expenses including transactions with other components of the same public entity;
B.	Whose operating results are regularly reviewed by the enterprise's CODM to make decisions about resource allocation and assess performance; and
C.	For which discrete financial information is available.

Cision’s five operating segments meet the above criteria as follows:

●	Each operating segment engages is a business activity from which it earns revenue and incurs expenses by offering access to the Cision Communications Cloud platform (“C3”), its functionality and associated services. Integration of the technology to C3 and migration of customers onto this from legacy platforms is ongoing, however the short term goal is to have all customers procured services from C3;
●	The CEO, Kevin Akeroyd, reviews the operating results of the segments listed above on a monthly basis in order to make decisions about resource allocation and to assess performance. Performance against budget is also monitored in this manner. The CEO reviews the segment P&L information that is included in a monthly financial package. This information is also shared with the Board of Directors;
●	Discrete financial information for each segment is available and regularly reviewed by our CEO on a monthly basis (see below for a discussion of the monthly package). This monthly package includes segment P&L information; and
●	The only financial metrics used by management to allocate resources and make decisions are considered to be revenue and Adjusted EBITDA.

Under ASC 280, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the products and services;

Securities and Exchange Commission

May 15, 2017

b)	The nature of the production processes;
c)	The type or class of customer for their products and services;
d)	The methods used to distribute products or services; and
e)	the nature of the regulatory environment.

The Company believes that the operating segments of Cision should be aggregated into one reportable segment. This is supported by the following factors.

1.	Nature of the products and services
a.	The Company provides its customers PR software, media distribution, media intelligence and related professional services to PR, Communications, and Marketing professionals
b.	The Company is migrating all of its services offerings to be solely available on the a single integrated C3 platform to all customers in all geographies.
2.	Nature of the production processes
a.	The technology integration activities will result in one software platform, C3, available to all customers in all geographies
b.	The operating segments share centralized support resources including R&D, product development, marketing, HR, finance, legal and IT.
c.	Global customers are supported by inter segment activity across regional operating segments (global customers are served by all regions). However the majority of the Company’s revenue is generated from small to medium sized customers across regional geographies.
3.	The type or class of customer for our products and services
a.	The Company focuses on the small and medium size to global businesses and the respective PR and Marketing professionals within those organizations across markets and geographies
b.	As a class, there are no differences in the profile of the Company’s customers across any of the Companies geographies
4.	The methods used to distribute products and services
a.	The singular C3 platform is delivered through a centrally hosted platform to customers in all regions
b.	Direct sales organizations operate within the US and international markets. The Company’s direct sales organizations are generally split between new business teams and account management teams within each region
c.	The Company attracts, acquires, and retain customers through digital demand campaigns, brand building and showcases of customer success which are the same regardless of geography

Securities and Exchange Commission

May 15, 2017

5.	The nature of the regulatory environment
a.	The business in which the Company operates is not highly regulated. We are however required to comply with all national, state, and local laws in the jurisdictions in which the Company operates

Economic Similarity

Due to the extent of integration activities discussed above, the Company has presented economic similarities based off of 2017 and 2018 forecasts as shown below. These forecasts are consistent with forecasts used elsewhere in the business, such as the annual goodwill impairment assessment.

Operating Segment	2017 Budgeted Adjusted EBITDA Margin (after eliminations and allocations)	2018 Forecast Adjusted EBITDA Margin (exclusive of allocations)
Americas	32.4%	44.0%
EMEA	30.2%	42.0%
Asia Pacific	10.8%	12.0%
Vintage	N/A – Divested March 2017	N/A – Divested March 2017
iContact	49.3%	46.0%

The Americas and EMEA segments are economically similar from an adjusted EBITDA perspective currently (approximately 32% and approximately 30%, respectively). As the Company generates synergies, these margins are expected to improve at the same rate as seen in the 2018 budgeted EBITDA above. This is expected to continue in the longer term also.

While the iContact segment (6% of total revenue) currently has higher Adjusted EBITDA margins than the Company’s Americas and EMEA segments (approximately 49%), it is not allocated any central costs and does not have dedicated employees (unlike Americas and EMEA) that perform certain back office functions (i.e., payroll, HR, Finance, IT, etc.). Due to its small size, it currently operates similar to a branch of the Americas segment. After allocating central costs, which currently are included in our Americas segment (estimated at approximately $1 million to $2 million of centralized resources) as the Company integrates the operations in the future onto the C3 platform, the Company believes that its iContact segment is economically similar from an Adjusted EBITDA perspective to the Company’s Americas and EMEA segments. Due to the small size of iContact, if the Company were to perform this allocations to iContact, its forecasted Adjusted EBITDA margins would be reduced to approximately 43% in 2017. The corresponding impact on Americas Adjusted EBITDA margins would be insignificant due to its size.

Securities and Exchange Commission

May 15, 2017

The APAC segment was created with the PR Newswire acquisition in 2016. Before that date the Company had no presence in APAC. APAC is currently significantly smaller in revenue and Adjusted EBITDA and has lower Adjusted EBITDA margins (currently approximately 11%) than the Americas and EMEA segments. Given the low market share and intention to build out geographically in this fledgling APAC segment (this regional operation was new to PR Newswire before its acquisition by the Company), the Company has been investing resources across a large number of APAC countries to scale and grow rapidly, which has impacted its current adjusted EBITDA margins. We expect the short term Adjusted EBITDA margins and overall prospects of the Company’s APAC region to be economically similar to the Company’s Americas and EMEA segments. The Company’s leading competitor in the APAC region, iSentia, is a publicly traded business with approximately six times the annual revenues of our APAC segment. iSentia recorded EBITDA margins of 31% in 2016, economically similar to the Company’s Americas and EMEA segments.

Conclusion

Based upon the analysis above, the Company has concluded that its five operating segments should be aggregated into a single operating segment for financial reporting purposes pursuant to ASC 280 and the aggregation criteria outlined in ASC 280-10-50-11, as they are considered to be economically similar. The Company will continue to monitor the appropriateness of the aggregation of its operating segments. The Company will re-assess this aggregation to the extent that facts and circumstances change in the future.

PRN Group

Combined Financial Statements

49.	Please revise to provide unaudited financial statements for the latest required interim period (unaudited) that precedes the acquisition and the corresponding interim period of the preceding year (unaudited). We refer you to Rule 3-05 of Regulation S-X.

The Company has revised the disclosure in the Registration Statement to provide unaudited financial statements of PR Newswire for the applicable periods as requested.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-64

50.	We note from your disclosures that the XBRL filing services are sold through contracts where you are obligated to make a certain number of filings on behalf of the customer with the U.S. Securities and Exchange Commission. Please clarify how you determine the amount of revenue to recognize each time a filing is made on behalf of the customer.

The Company advises the Staff that each XBRL contract with customers specifies the quantity, list price and type of each filing to be made. Revenue for each filing is recognized on delivery of that filing to the SEC’s website based on the per filing list price. Due to the commodity-like nature of the XBRL filing services, in most cases, the Company does not discount from list price for a particular XBRL filing, whether selling that filing type on a standalone basis or in combination with other filing types.

Securities and Exchange Commission

May 15, 2017

Exhibits

51.	Please file the current articles of association for Holdings as an Exhibit and revise Exhibit 3.1 (Annex B) to reflect the articles that will be in effect upon the close of the merger and listing of the Cision Ltd. ordinary shares on the New York Stock Exchange.

The Company has filed the current articles of association for Holdings as Exhibit 3.1 as requested and separately reflected as Exhibit 3.4 the form of articles that will be in effect for Holdings upon the close of the business combination and listing of the Cision Ltd. ordinary shares on the New York Stock Exchange.

52.	Please file the Sponsor Support Agreement as an exhibit, or advise us why it is not required to be filed under Item 601 of Regulation S-K.

The Company has filed the Sponsor Support Agreement as Exhibit 10.23 to the Registration Statement as requested.

53.	Please file the proxy card marked "preliminary" with your next amendment. Please refer to Rule 14a-6(e)(1).

We have filed the proxy card marked “preliminary” as Exhibit 99.6 as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mark D. Ein